New: Cave Painting by Jean-Michel Basquiat

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BASQUIAT



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Basquiat is one of the top artists in our collection. 21,000 investors across 7 offerings saw the appraisals on their Basquiat investments go up last quarter.

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Most Desirable Year

This painting is from 1982, widely considered to be Basquiat's most commercially successful period. 7 of his top 10 auction records, varying in scale and iconography, are on works from this year.



Rare Price Point

This is the smallest offering size we've had on a Basquiat piece at $5.55M. It's becoming rarer to acquire his paintings of this scale around this price point.



Top Selling Artist

Basquiat is one of the top-selling artists in the entire world. He's only behind Picasso in 2024 auction sales.


Untitled (1982) sold for $110.5M
Sotheby's, 2017

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